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                                     Filed by: Philadelphia Suburban Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                         Subject Company: Pennichuck Corporation
                                                            File No.: 333-101556

FOR RELEASE: February 4, 2003

                                                           Contact: Donna Alston
                                                         Manager, Communications
                                                                    610-645-1095
                                                       alstond@suburbanwater.com
                                                       -------------------------

                                                                       Keya Epps
                                                    Director, Investor Relations
                                                                    610-645-1084
                                                         eppsk@suburbanwater.com
                                                         -----------------------


                PHILADELPHIA SUBURBAN AND PENNICHUCK REACH MUTUAL
                 TERMINATION AGREEMENT FOR PREVIOUSLY ANNOUNCED
                                  ACQUISITION

BRYN MAWR, PA, February 4 - Philadelphia Suburban Corporation (NYSE:PSC) announced today that it has reached a mutual termination agreement with Pennichuck Corporation (NASDAQ:PNNW) terminating its pending acquisition of Pennichuck, which was originally announced in April 2002.

The mutual decision to terminate the merger agreement came after the January 14, 2003 referendum of the City of Nashua, authorizing Nashua to pursue the acquisition, by an eminent domain proceeding or otherwise, of all or a portion of the company's water works system serving residents of Nashua and others. The referendum passed by a vote of 6,525 to 1,867.

In light of the referendum vote, both PSC and Pennichuck have come to the same conclusion that the decision to terminate the merger agreement was in the best interests of both companies. PSC and Pennichuck had indicated in previous filings with the Securities and Exchange Commission that the results of the referendum vote could result in the termination of the proposed transaction.

"Pennichuck would have been a nice addition to the PSC system, despite the fact that it represented less than five percent of our customer base and was only slightly accretive," said PSC Chairman Nicholas DeBenedictis. "It would have fit well with our New England strategy."

DeBenedictis said that while he is disappointed, it is fortunate that the majority of costs related to the Pennichuck transaction were expensed in 2002, and will therefore have no impact on PSC's future earnings.

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DeBenedictis was very complimentary of Pennichuck CEO Maurice Arel and others with whom he has worked since last April. "I have nothing but complete respect for Mr. Arel, his management team and the Pennichuck employees. Pennichuck is one of the best run and finest private water utilities in the country and would have been a welcome addition to the PSC family of companies."

PSC continues to pursue its previously-announced acquisition of the much larger AquaSource, Inc., which it expects to close during the second half of 2003 and for which it has regulatory approval from six utility commissions. AquaSource will increase the company's customer base by approximately 20 percent.

PSC is the holding company for regulated public utilities that provide water and wastewater services to approximately two million residents in Pennsylvania, Ohio, Illinois, New Jersey, Maine, and North Carolina. PSC's common shares are traded on both the New York and Philadelphia Stock Exchanges under the ticker symbol "PSC". The company has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years.

This press release relates to the proposed business combination of Philadelphia Suburban Corporation and Pennichuck Corporation.

Philadelphia Suburban Corporation filed an amended registration statement on Form S-4 with the Securities and Exchange Commission on January 13, 2003. Investors and security holders may obtain a free copy of the registration statement at the Commission's web site at www.sec.gov. The documents filed with the Commission by Philadelphia Suburban Corporation may also be obtained for free from Philadelphia Suburban Corporation by directing a request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary. Investors and security holders are advised to read the registration statement referenced above because it contains important information.

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